April 25, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed April 9, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2019 letter.

Amendment No. 3 to Registration Statement on Form S-1

Our Business, page 1

1. Please provide us supplemental copies of the two peer reviewed studies you highlight in the third paragraph on page 1 of the Summary.
2.     Please revise the Business section to provide a detailed explanation of
(i) the PK and PD
       studies cited in the seventh paragraph on page 2 and (ii) the preclinical comparison of neuroprotection between CBD and KLS-013019 cited in the eighth and ninth paragraphs on page 2. Alternatively, please revise your Summary section to remove discussion of these studies.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
April 25, 2019
Page 25,
April 2 2019 Page 2
FirstName LastName
3. Statements concerning safety and efficacy are determinations solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.
         Accordingly, please revise your disclosure on pages 1 and 2 concerning exhibition of
         "complete protective efficacy" and "complete efficacy" to remove these efficacy claims or, alternatively, revise to place them into proper context.
4. Please revise your disclosure on page 5 to clarify whether the January 14, 2019 letter from
         DEA relates to KLS-13019 and/or to KLS-13023.
Business, page 41

5. Please revise your Business section to describe the FDA regulatory process applicable to commercialization of a new drug.
Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 53

6. We note your revised disclosure on page 54 in response to prior comment 10. Please revise to clarify what "material and modifications" you own as a result of the MTTA.
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 79

7. Please provide updated disclosure concerning your liquidity and capital resources. In this regard, we note that your discussion appears to speak as of December 31, 2018. In your revised discussion, please be sure to discuss your current MJNA holdings and explain whether recent sales of MJNA stock and loss impairments to your remaining holdings are a material trend impacting your funding plans.
Notes to the Consolidated Financial Statements
Note 15. Subsequent Events, page F-22

8. Noting the decrease in your investment in MJNA's stock, as discussed in your response to comment 12, and considering the significance of the security to total assets, please tell us the extent of the decrease from December 31, 2018 through the most current date that relates, separately, to realized and unrealized losses. To the extent that those realized and unrealized losses are significant, tell us your consideration for providing disclosure pursuant to ASC 855-10-50-2.
 Dean Petkanas
FirstName Inc.
Kannalife, LastNameDean Petkanas
Comapany NameKannalife, Inc.
April 25, 2019
Page 25,
April 3 2019 Page 3
FirstName LastName
General

9. Your response to comment 12 does not provide the staff with an adequate basis upon which to assess the investment company status of the Company. Please expand your legal analysis of the Company's reliance on Rule 3a-8 under the Investment Company Act to provide a detailed explanation as to how the Company meets all of the criteria specified in the Rule. In so doing, please separately address each condition of the Rule, citing to facts that lend support for all conclusions made with respect to each condition. To the extent the Company seeks to rely on Section 3(b)(1) of the Investment Company Act, please add a discussion of the Tonopah factors and the application of those factors to the Company, including facts that lend support for all conclusions made in such discussion. See In re
         Tonopah Mining Co., 26 S.E.C. 426 (1947). In addition to providing the foregoing supplemental legal analysis, please add risk factor disclosure to the registration statement concerning the Company's potential investment company status. In the disclosure, please include a description of why the Company may qualify as an investment company and the consequences if the Company is deemed to be an investment company.
       You may contact Paul Cline at 202-551-3851 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Healthcare & Insurance
cc:      Christopher L. Tinen, Esq.